                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.  15    )*

                           THE LIBERTY CORPORATION
                 -------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                 -------------------------------------------
                        (Title of Class of Securities)

                                 530370 10 5
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 Pages

CUSIP NO.  530370 10 5                          13G                                   Page 2 of 5 Pages
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   W. HAYNE HIPP


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                                                                                      (b) /X /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES OF AMERICA


                      5     SOLE VOTING POWER

                                    486,845
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                       1,986,336
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                                    486,845


                      8     SHARED DISPOSITIVE POWER

                                  1,986,336


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  2,473,181

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  12.7%


    12     TYPE OF REPORTING PERSON*

                                  IN

                                          SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   Page 2 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                 SCHEDULE 13G
                   Under The Securities Exchange Act of 1934


Item 1(a).     Name of Issuer:

                                The Liberty Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                                2000 Wade Hampton Boulevard
                                Greenville, South Carolina  29615

Item 2(a).     Name of Person Filing:

                                W. Hayne Hipp

Item 2(b).     Address of Principal Business Office or, If None, Residence:

                                2000 Wade Hampton Boulevard
                                Greenville, South Carolina  29615

Item 2(c).     Citizenship:

                                United States of America

Item 2(d).     Title of class of securities:

                                Common Stock

Item 2(e).     CUSIP Number:

                                530370-10-5

Item 3.                 Not Applicable

Item 4.                 Ownership:

                        (a) Amount Beneficially Owned:                     2,473,181 shares

                        (b) Percent of Class:                                   12.7%

                        (c)  Number of shares as to which
                             such person has:

                           (i) Sole power to vote or direct the vote         486,845

                          (ii) Shared power to vote or direct the vote     1,986,336

                         (iii) Sole power to dispose or direct the
                               disposition of                                486,845

                          (iv) Shared power to dispose or direct
                               the disposition of                          1,986,336


                        Mr. Hipp disclaims beneficial ownership of all the shares shown above except the 486,845 shares as to which he has sole voting and dispositive power.

                                                               Page 3 of 5 Pages

Item 5.                 Ownership of Five Percent or Less of a Class:
                                Not applicable.

Item 6.                 Ownership or More than Five Percent on Behalf of
                        Another Person:

                        The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

                        (a) 762,036 shares (or 3.9%) are held by The South Carolina National Bank, Greenville, South Carolina, as trustee of trusts for the benefit of the adult children of Mr. Hipp's deceased aunt (Dorothy Hipp Gunter). Mr. Hipp, Mr. Hipp's father (Francis M. Hipp) and an unrelated individual are committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                        (b) 416,000 shares (or 2.1%) are held by The South Carolina National Bank, Greenville, South Carolina, as trustee of trusts for the benefit of Boyd Calhoun Hipp II and Beth Louise Hipp Clifton. Mr. Hipp, Mr. Hipp's father (Francis M. Hipp) and William R. Patterson are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                        (c) 396,144 shares (or 2.0%) are held by The South Carolina National Bank, Greenville, South Carolina as trustee of trusts for the benefit of Mr. Hipp's brother and sister. Mr. Hipp, and Mr. Hipp's brother and sister are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts and with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                        (d)  243,595 shares (or 1.2%) are held by the Francis
M. Hipp Foundation, Francis M. Hipp 1986 Charitable Trust, Shirley M. Hipp 1987 Grandchildren's Grantor Income Trust, Shirley M. Hipp 1987 Children's Grantor Income Trust and The W. Hayne Hipp Foundation. Mr. Hipp is a trustee of each foundation and trust.

                                                               Page 4 of 5 Pages

                        (e) 110,227 shares (or .6%) are held by Mr. Hipp, The South Carolina National Bank, Greenville, South Carolina, and an unrelated individual as Personal Representatives under the Last Will and Testament of Mr. Hipp's aunt, Dorothy Hipp Gunter.

                        (f) 49,036 shares (or .3%) are held by Mr. Hipp's wife, by or for his minor children, and by Mr. Hipp for unrelated minors.

                        (g) 9,298 shares (or .05%) are held by the W. Hayne Hipp 1990 Family Trust for the benefit of his children. Mr. Hipp's wife and an unrelated individual serve as Co-Trustees of this Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                Not applicable.

Item 8.                 Identification and Classification of Members of the
                        Group:

                                Not applicable.

Item 9.                 Notice of Dissolution of the Group:

                                Not applicable.

Item 10.                Certification:

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February  4, 1994                             /s/   W. Hayne Hipp
                                              -------------------
                                              W. Hayne Hipp





                                                              Page 5 of 5 Pages.